Aug. 11, 2008

Board of Directors
Asia Special Situation Acquisition Corp.
c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
Georgetown, Grand Cayman
Cayman Islands

Dear Sirs:

We hereby resign from the Board of Directors of Asia Special Situation Acquisition Corp. and from our respective positions as Chief Executive Officer and Chief Operating Officer, effective immediately.

As you know, we have significant concerns with respect to the new composition of the Board of Directors. The Board has not moved in any way to resolve the issue of board composition as stated in the 6-K of July 10, 2008. In addition, while we have not had sufficient opportunity to review the limited business, financial and other information available with respect to the China Tel Group acquisition, we remain deeply troubled with respect to the company’s pursuit of that transaction.

Sincerely,

/s/ Angela Ho	/s/ Peter Kjaer

Angela Ho	Peter Kjaer